The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

4 Copley Place

CPH-0326

Boston, MA 02116

December 4, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neal-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577
(the “Registrant”)

Dear Ms. O’Neal-Johnson:

This letter is in response to your comments provided via telephone on November 20, 2014, regarding Post-Effective Amendment No. 66 to the Registrant’s registration statement for the Mid Cap Equity Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (“SEC”) on October 6, 2014:

1.	Comment: Please disclose if the Registrant has a policy requiring it to provide notice to shareholders if the investment objective is changed or modified.

Response: The Registrant does not have a policy requiring it to provide notice to shareholders in order to change its investment objective.

2.	Comment: Please disclose if a description of the Registrant’s policies and procedures with respect to the disclosure of the Portfolio’s securities is available on the Registrant’s website.

Response: A description of the Registrant’s policies and procedures with respect to the disclosure of the Portfolio’s securities is not available on the Registrant’s website.

3.	Comment: Please confirm that the portfolio managers for the Portfolio were primarily responsible for the performance composite utilized in the section entitled “Advisor Prior Performance Information” in each prospectus.

Response: Glenmede Investment Management LP (the “Advisor”) has informed the Registrant that the Portfolio’s portfolio managers were primarily responsible for the performance composite utilized in the section entitled “Advisor Prior Performance Information” in each prospectus.

4.	Comment: Please confirm that, as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Advisor will maintain all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of returns for the performance composite utilized in the section entitled “Advisor Prior Performance Information” in each prospectus.

Response: The Advisor has informed the Registrant that, as required by Rule 204-2(a)(16) of the Advisers Act, the Advisor will maintain all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of returns for the performance composite utilized in the section entitled “Advisor Prior Performance Information” in each prospectus.

5.	Comment: Please state whether any registered investment companies were included in the performance composite utilized in the section entitled “Advisor Prior Performance Information” in each prospectus.

Response: The Advisor has informed the Registrant that no registered investment companies were included in the performance composite utilized in the section entitled “Advisor Prior Performance Information” in each prospectus.

6.	Comment: Please confirm that the portfolio managers for the Portfolio have the same degree of discretion in managing the Portfolio as they have in managing the separate accounts that make up the performance composite utilized in the section entitled “Advisor Prior Performance Information” in each prospectus.

Response: The Advisor has informed the Registrant that the portfolio managers for the Portfolio have the same degree of discretion in managing the Portfolio as they have in managing the separate accounts that make up the performance composite utilized in the section entitled “Advisor Prior Performance Information” in each prospectus.

7.	Comment: In the second sentence of the section entitled “Advisor Prior Performance Information” in each prospectus please change the word “goals” to “objectives,” change the word “restrictions” to “strategies” and confirm that the Mid Cap Equity Composite includes all of the separate accounts managed by the portfolio managers that have investment objectives, policies and strategies the Advisor believes are substantially similar to the Portfolio.

Response: The Registrant will replace the word “goals” with “objectives” and the word “restrictions” with “strategies” in the second sentence of the section entitled “Advisor Prior Performance Information” in each prospectus. The Advisor has informed the Registrant that the Mid Cap Equity Composite includes all of the separate accounts managed by the portfolio managers that have investment objectives, policies and strategies the Advisor believes are substantially similar to the Portfolio.

8.	Comment: In the section entitled “Advisor Prior Performance Information” of each prospectus, the Registrant discloses that “[r]eturns for each period are adjusted to assume that all expenses and fees of the Portfolio, which are estimates and are listed in the Fees and Expenses Table, were deducted during such periods.” Please consider adding disclosure stating that the fees and expenses do not reflect the maximum account fee.

Response: The Registrant will make the requested change.

9.	Comment: In the section entitled “Advisor Prior Performance Information” of each prospectus, confirm that the separately managed account expenses and fees are lower than the estimated expenses and fees of the Portfolio listed in the Fees and Expenses Table of each prospectus.

Response: The Advisor has informed the Registrant that the separately managed account expenses and fees are lower than the estimated expenses and fees of the Portfolio listed in the Fees and Expenses Table of each prospectus.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 662-1741 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Bernard Brick
Bernard Brick

EXHIBIT

The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

4 Copley Place

CPH-0326

Boston, MA 02116

December 4, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neal-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577
(the “Registrant”)

Dear Ms. O’Neal-Johnson:

In connection with Post-Effective Amendment No. 66 to the Registrant’s registration statement, filed with the Securities and Exchange Commission (“SEC”) on October 6, 2014 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please do not hesitate to contact the undersigned at (617) 662-1741 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Bernard Brick
Bernard Brick